UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 17, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Arcadia Biosciences, Inc.

File No. 333-202124 - CF# 31932

Arcadia Biosciences, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on February 17, 2015, as amended.

Based on representations by Arcadia Biosciences, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through December 22, 2024
Exhibit 10.2*	through December 22, 2024
Exhibit 10.3	through March 3, 2025
Exhibit 10.4	through December 22, 2024
Exhibit 10.5	through March 3, 2025
Exhibit 10.6	through December 22, 2024
Exhibit 10.13	through September 30, 2021
Exhibit 10.14	through September 30, 2022

*As refiled on Form 8-K on June 10, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary